

File number ~~82-524~~

FRIENDS PROVIDENT

RECEIVED

2006 JAN -9 P 2:36

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640



Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

06010106

3 January 2006

Dear Sir

SUPPL

Friends Provident plc - File number ~~82-524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

23 Dec 2005	Directorate change
28 Dec 2005	Treasury stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

PROCESSED

JAN 12 2006

THOMSON FINANCIAL

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 1/9

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Directorate Change
Released	13:24 23-Dec-05
Number	PRNUK-2312

FRIENDS PROVIDENT PLC

APPOINTMENT OF DIRECTOR

Friends Provident plc announces that Alain Grisay, Chief Executive designate of F&C Asset Management plc, will be appointed to the board of Friends Provident plc on 1 January 2006.

Ends

For further information please contact:

Di Skidmore 01306 654483

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	07:01 28-Dec-05
Number	PRNUK-2312

Treasury Shares

23 December 2005

Friends Provident plc announces that following the transfer of 3,526 treasury shares from the Treasury Shares Account to an option holder of the Friends Provident plc ShareSave Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 40,108,255 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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